U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-06243                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN STRATEGIC SERIES:
Franklin Aggressive Growth Fund
Franklin U.S. Long- Short Fund
Franklin Natural Resources Fund
Franklin Biotechnology Discovery Fund
Franklin Blue Chip Fund
Franklin Global Health Care Fund
Franklin Global Communications Fund
Franklin Strategic Income Fund
Franklin Flex Cap Growth Fund
Franklin Technology Fund
Franklin Small Cap Growth Fund II
Franklin Small-Mid Cap Growth Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

        Franklin Templeton Fund Allocator Series
        Franklin Templeton Variable Insurance Products Trust
        Franklin Global Trust
        Franklin Strategic Series
        Franklin Universal Trust
        Franklin Strategic Mortgage Portfolio
        Franklin Gold and Precious Metals Fund
        Franklin Floating Rate Trust
        Franklin Capital Growth Fund
        Institutional Fiduciary Trust
        Franklin High Income Trust
        Franklin Real Estate Securities Trust
        Franklin Multi-Income Trust
        Franklin Templeton Limited Duration Income Trust
        Templeton Russia and East European Fund, Inc.
        Templeton Emerging Markets Fund
        Templeton Global Income Fund
        Templeton Emerging Markets Income Fund
        Templeton Capital Accumulator Fund
        Franklin Templeton Money Fund Trust
        Franklin Investors Securities Trust
        Franklin Value Investors Trust


and the Board of Directors of

        Franklin Federal Money Fund
        Franklin Money Fund
        Franklin Custodian Funds, Inc.
        Templeton Dragon Fund, Inc.
        Templeton Institutional Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2005, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2005 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006




      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
         PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of January 30, 2005, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of January 30, 2005, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.



By:


/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER

6/21/06
---------------------------------
Date




/s/ Jimmy D. Gambill
-----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date



                                                                    ATTACHMENT I

FUND                                                    PERIODS COVERED
-------------------------------------------------------------------------------

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES:
  Franklin Templeton Conservative Target Fund           December 31, 2004 - January 31, 2005
  Franklin Templeton Moderate Target Fund               December 31, 2004 - January 31, 2005
  Franklin Templeton Growth Target Fund                 December 31, 2004 - January 31, 2005
  Franklin Templeton Corefolio Allocation Fund          December 31, 2004 - January 31, 2005
  Franklin Templeton Perspectives Allocation Fund       December 31, 2004 - January 31, 2005
  Franklin Templeton Founding Funds Allocation Fund     December 31, 2004 - January 31, 2005

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
  Franklin Strategic Income Securities Fund             December 31, 2004 - January 31, 2005
  Franklin Small Cap Value Securities Fund              December 31, 2004 - January 31, 2005
  Franklin Rising Dividends Fund                        December 31, 2004 - January 31, 2005
  Franklin Small Cap Fund                               December 31, 2004 - January 31, 2005
  Templeton Global Asset Allocation Fund                December 31, 2004 - January 31, 2005
  Templeton Foreign Securities Fund                     December 31, 2004 - January 31, 2005

FRANKLIN GLOBAL TRUST:
  Fiduciary High Income Fund                            October 31, 2004 - January 31, 2005
  Fiduciary Core Fixed Income Fund                      October 31, 2004 - January 31, 2005
  Fiduciary Small Capitalization Equity Fund            October 31, 2004 - January 31, 2005
  Fiduciary Large Capitalization Growth and Income Fund October 31, 2004 - January 31, 2005
  Fiduciary European Smaller Companies Fund             October 31, 2004 - January 31, 2005
  Fiduciary Core Plus Fixed Income Fund                 October 31, 2004 - January 31, 2005

FRANKLIN STRATEGIC SERIES:
  Franklin Aggressive Growth Fund                       October 31, 2004 - January 31, 2005
  Franklin U.S. Long- Short Fund                        October 31, 2004 - January 31, 2005
  Franklin Natural Resources Fund                       October 31, 2004 - January 31, 2005
  Franklin Biotechnology Discovery Fund                 October 31, 2004 - January 31, 2005
  Franklin Blue Chip Fund                               October 31, 2004 - January 31, 2005
  Franklin Global Health Care Fund                      October 31, 2004 - January 31, 2005
  Franklin Global Communications Fund                   October 31, 2004 - January 31, 2005
  Franklin Strategic Income Fund                        October 31, 2004 - January 31, 2005
  Franklin Flex Cap Growth Fund                         October 31, 2004 - January 31, 2005
  Franklin Technology Fund                              October 31, 2004 - January 31, 2005
  Franklin Small Cap Growth Fund II                     October 31, 2004 - January 31, 2005
  Franklin Small-Mid Cap Growth Fund                    October 31, 2004 - January 31, 2005

FRANKLIN UNIVERSAL TRUST                                October 31, 2004 - January 31, 2005
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO                   October 31, 2004 - January 31, 2005
FRANKLIN GOLD AND PRECIOUS METALS FUND                  October 31, 2004 - January 31, 2005
FRANKLIN FLOATING RATE TRUST                            October 31, 2004 - January 31, 2005
FRANKLIN CAPITAL GROWTH FUND                            October 31, 2004 - January 31, 2005

INSTITUTIONAL FIDUCIARY TRUST:
  Money Market Portfolio                                October 31, 2004 - January 31, 2005
  Franklin Cash Reserves Fund                           October 31, 2004 - January 31, 2005
  Franklin Structured Large Cap Growth Equity Fund      October 31, 2004 - January 31, 2005
  Franklin Structured Large Cap Core Equity Fund        October 31, 2004 - January 31, 2005

FRANKLIN HIGH INCOME TRUST:
  Franklin AGE High Income Fund                         October 31, 2004 - January 31, 2005

FRANKLIN REAL ESTATE SECURITIES TRUST:
  Franklin Real Estate Securities Fund                  October 31, 2004 - January 31, 2005

FRANKLIN MULTI-INCOME TRUST                             October 31, 2004 - January 31, 2005
FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST        October 31, 2004 - January 31, 2005
TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.           October 31, 2004 - January 31, 2005
TEMPLETON EMERGING MARKETS FUND                         October 31, 2004 - January 31, 2005
TEMPLETON GLOBAL INCOME FUND                            October 31, 2004 - January 31, 2005
TEMPLETON EMERGING MARKETS INCOME FUND                  October 31, 2004 - January 31, 2005
TEMPLETON CAPITAL ACCUMULATOR FUND                      October 31, 2004 - January 31, 2005

FRANKLIN TEMPLETON MONEY FUND TRUST:
  Franklin Templeton Money Fund                         October 31, 2004 - January 31, 2005

FRANKLIN INVESTORS SECURITIES TRUST:
  Franklin Floating Rate Daily Access Fund                    October 31, 2004 - January 31, 2005
  Franklin Total Return Fund                                  October 31, 2004 - January 31, 2005
  Franklin Limited Maturity U.S. Government Securities Fund   October 31, 2004 - January 31, 2005
  Franklin Convertible Securities Fund                        October 31, 2004 - January 31, 2005
  Franklin Equity Income Fund                                 October 31, 2004 - January 31, 2005
  Franklin Low Duration Total Return Fund                     November 17, 2004 - January 31, 2005
  Franklin Adjustable U.S. Government Securities Fund         October 31, 2004 - January 31, 2005

FRANKLIN VALUE INVESTORS TRUST:
  Franklin Balance Sheet Investment Fund                October 31, 2004 - January 31, 2005
  Franklin MicroCap Value Fund                          October 31, 2004 - January 31, 2005
  Franklin Small Cap Value Fund                         October 31, 2004 - January 31, 2005
  Franklin Large Cap Value Fund                         October 31, 2004 - January 31, 2005

FRANKLIN FEDERAL MONEY FUND                             October 31, 2004 - January 31, 2005
FRANKLIN MONEY FUND                                     October 31, 2004 - January 31, 2005

FRANKLIN CUSTODIAN FUNDS, INC.:
  Franklin Growth Fund                                  October 31, 2004 - January 31, 2005
  Franklin Utilities Fund                               October 31, 2004 - January 31, 2005
  Franklin DynaTech Fund                                October 31, 2004 - January 31, 2005
  Franklin Income Fund                                  October 31, 2004 - January 31, 2005
  Franklin U.S. Government Securities Fund              October 31, 2004 - January 31, 2005

TEMPLETON DRAGON FUND, INC.                             October 31, 2004 - January 31, 2005

TEMPLETON INSTITUTIONAL FUNDS, INC.:
   Foreign Equity Series                                October 31, 2004 - January 31, 2005
